READY, SET, GO...


VACTOR
2100i
VACTOR
XX

Our Vactor employee, Jim Reihl, won the 2021 CEO Photo Contest with this patriotic tribute to a colleague who passed away

DEAR FEDERAL SIGNAL STOCKHOLDER:

Demand for our products in 2021 was at an unprecedented level, with orders exceeding $1.5 billion for the first time in our history, an improvement of almost half a billion dollars from last year. At the same time, inflation skyrocketed to its highest level in forty years and global supply chains were flipped upside down.

It is hard to find a single word to describe our performance in a year of such contrasts, but one that comes to mind is "tenacity," meaning perseverance in the face of great adversity. Our teams continued to demonstrate this quality on a daily basis, navigating the challenging supply chain environment and the unpredictability of coronavirus-related disruption, while delivering another year of strong financial performance. In fact, our adjusted earnings per share for the year represented the second highest level in our history.

2021 was also our busiest year on record for M&A activity, and I am thrilled that we added six industry-leading brands to our portfolio of specialty vehicle businesses. The acquisitions of OSW Equipment & Repair, Ground Force Worldwide and Deist Industries expand our geographic footprint, extend our product offerings and provide access to new end markets.

We also made meaningful progress on our Environmental, Social and Governance initiatives in 2021, as featured in our second annual Sustainability Report.

Highlighting our progress on vehicle electrification, we recently delivered the first two plug-in, hybrid electric Broom Bear street sweepers to be placed in service to the City of Los Angeles. We have also begun demonstrations of our plug-in, hybrid electric three-wheel Pelican street sweeper, introduced our first Rugby dump body on a fully-electric chassis and are exploring other ways to integrate electrification into our suite of products.

Our Executive Leadership Team participated in a Diversity, Equity and Inclusion ("DE&I") training program, and we added further diversity to our Board of Directors and management team. DE&I development is a journey, and I am invigorated by the progress we have made so far.


TRUVAC.COM
TRUVAC
TRX

TRUVAC TRXX Trailer-Mounted Vacuum Excavator

FEDERAL SIGNAL
Moves. Cleans. Protects.

OPERATIONAL AND FINANCIAL PERFORMANCE IN 2021 Net sales for the year were $1.21 billion, up $82 million, or 7%, from last year, and our adjusted EBITDA* for the year was $180.5 million, translating to an adjusted EBITDA margin* of 14.9%, which was towards the upper end of our current target range. Cash flow was also strong, with $102 million of cash being generated from operations. The combination of this positive cash flow generation, our healthy balance sheet and capacity under our revolving credit facility allowed us to again execute on our capital allocation priorities in 2021. We continued to invest in new product development and organic growth initiatives, with vehicle electrification a key focus area. Our capital expenditures for the year were $37 million, including investments in machinery and equipment to gain operating efficiencies and the purchase of our Elgin, Illinois manufacturing facility. More recently, we also purchased our manufacturing facility in University Park, Illinois, home to our domestic SSG operations. These building purchases will facilitate further optimization of our In addition to completing three strategic acquisitions, we also demonstrated our commitment to returning value to our stockholders by funding cash dividends and share repurchases of $22.0 million and $15.4 million, respectively. Switch-N-Go Interchangeable Truck Body Federal Signal PBX Series Push Bumper MRL Mini Mac Road Striper Amounts are for fiscal year 2021, with comparisons to fiscal year 2020, where applicable. This graph assumes that the value of the investment in the Company's common stock, and in each index, was $100 on Decemeber 31, 2016 and assumes reinvestment of all dividends through December 31, 2021. *Certain non-GAAP measures referenced in this letter are reconciled to GAAP measures in the Company's March 1, 2022 earnings release. operations.

ENVIRONMENTAL SOLUTIONS GROUP

Our Environmental Solutions Group (ESG) is a leading manufacturer and supplier of a full range of street sweepers, sewer cleaners, industrial vacuum loaders, safe-digging trucks, high-performance waterblasting equipment, road-marking and line-removal equipment, dump truck bodies, trailers and metal extraction support equipment. Products are sold to both municipal and industrial customers either through a dealer network or direct sales to service customers generally depending on the type and geographic location of the customer. In addition to vehicle and equipment sales, the Group also engages in the sale of parts, service and repair, equipment rentals and training as part of a comprehensive aftermarket offering to its current and potential customers through its service centers located across North America.

Bucks · CRYSTEEL · DURACLASS · ELGIN · FS Depot · FS Solutions · GUZZLER · GROUND FORCE WORLDWIDE · HighMark · J-CRAFT · Jetstream · Joe Johnson Equipment · MRL Equipment Company, Inc. · OX BODIES "As Strong As An Ox" · WTB · NTE · Rugby · SWITCH-N-GO · Travis Body & Trailer, Inc. · TRUVAC · VACTOR · WESTECH


PLUG-IN
HYBRID
Elgin Plug-In Hybrid Electric Broom Bear


Guzzler Industrial Vacuum Loader


Jetstream RotoMag Tank Cleaning Tool

SAFETY AND SECURITY SYSTEMS GROUP


POLICE
Federal Signal Allegiant Light Bar

Our Safety and Security Systems Group (SSG) is a leading manufacturer and supplier of comprehensive systems and products that law enforcement, fire rescue, emergency medical services, campuses, military facilities and industrial sites use to protect people and property. Offerings include systems for community alerting, emergency vehicles, first responder interoperable communications and industrial communications. Specific products include public safety equipment, such as vehicle lightbars and sirens, industrial signaling equipment, public warning systems and general alarm/public address systems.


Federal Signal Amber Work Truck Lights


Commander
Federal Signal Warning & Industrial PA System

FEDERAL SIGNAL Safety and Security Systems

FEDERAL SIGNAL VAMA Public Safety Systems

Victor

We have taken several steps to position Federal Signal to fully participate in the post-pandemic recovery. Through a combination of M&A and organic growth initiatives, we have expanded our product offerings and diversified both our revenue streams and our end markets. To illustrate the success of our diversification efforts, our aftermarket offerings, which include equipment rentals and sales of used equipment, parts, and services, have grown to represent approximately 30% of ESG’s annual revenues. We have also added capacity to our facilities as we strive to shorten lead times and gain market share. I remain encouraged by conditions in our end markets, the ongoing execution against our strategic objectives and our recent order trends, which have contributed to a record backlog entering 2022. As this current demand suggests, we are already seeing impacts from the federal stimulus packages that were introduced in 2021, providing much-needed funding to state and local municipalities. We are also continuing to monitor developments with respect to the infrastructure legislation passed in November, which could provide long-term visibility for project planning and lead to increased capital equipment demand in areas such as roads, bridges, broadband, clean energy and public transportation build-out. We anticipate that this will drive demand for most of our product offerings, including sales and rentals of dump truck bodies and trailers, safe-digging trucks, road-marking and line-removal equipment, sewer cleaners and street sweepers. In addition to the multi-year tailwinds we expect from the infrastructure legislation, an active M&A pipeline and ongoing investment in new product development represent further catalysts for long-term, sustainable growth. With our talented workforce and benefits from our recent capacity expansions, our businesses are well positioned to respond. In closing, I would like to express my sincere gratitude to each of our 3,900 dedicated employees, our loyal and committed customers and our valued dealer partners and distributors. As the past few years have certainly shown us, no one can predict the obstacles the future may hold. But I can assure you, and all of our stockholders, that each and every day, we will continue to forge this path forward, and do our best to deliver for you. Thank you for your ongoing support. L O O K I N G F O R W A R D This communication may contain certain forward-looking statements concerning the company's future financial performance, strategy, plans, goals and objectives. See our Annual Report on Form 10-K filed with the SEC on March 1, 2022 for additional discussion. The company disclaims any responsibility to update any forward-looking statements provided herein. 1415 West 22nd Street Oak Brook, IL 60523 federalsignal.com Jennifer L. Sherman President and Chief Executive Officer March 2022